EXHIBIT 99.1

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

F-1

CN ENERGY GROUP. INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-2

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	March 31,	September 30,
	2026	2025
ASSETS	(unaudited)	(audited)
Current Assets:
Cash	$130,474	$390,706
Restricted cash	5,527,524	-
Accounts receivable	4,031,798	1,650,231
Inventories, net	4,846,328	3,640,861
Advances to suppliers, net	5,135,749	21,446,203
Other receivable	-	-
Loan to a third party	4,621,949	4,749,572
Acquisition reversal receivable, net	-	33,151,699
Prepaid expenses and other current assets	796,588	739,319
Total current assets	25,090,410	65,768,591
Non-Current Assets:
Long-term investments	39,994,353	40,604,689
Intangible asset	1,998,421	-
Property and equipment, net	664,454	879,246
Right-of-use assets	32,524	61,885
Total non-current assets	42,689,752	41,545,820

Total Assets	$67,780,162	$107,314,411

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	236,832	145,435
Convertible notes	8,003,064	3,432,353
Remaining acquisition consideration payable	90,625	715,348
Taxes payable	2,822	2,717
Accrued expenses and other current liabilities	717,056	434,925
Total current liabilities	9,050,399	4,730,778
Non-Current Liability:
Due to related parties	611,327	611,327
Total non-current liability	611,327	611,327
Total liabilities	$9,661,726	$5,342,105

Commitments and contingencies

Shareholders' Equity:
Class A ordinary share, no par value, unlimited number of shares authorized; 11,620,571 and 4,988,337 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively	127,976,418	122,966,148
Class B ordinary share, no par value, unlimited number of shares authorized; 635,419 and 635,419 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively	5,683,255	5,683,255
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	11,404	11,404
Accumulated deficits	(77,423,385)	(27,879,848)
Accumulated other comprehensive loss	(6,994,455)	(7,673,852)
Total shareholders' equity	58,118,436	101,972,306

Total Liabilities and Shareholders' Equity	$67,780,162	$107,314,411

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended March 31,
	2026	2025
Sales to third parties	$17,691,859	$16,376,697
Sales to related parties	28,500	-
Revenues	$17,720,359	$16,376,697
Cost of revenues	(17,479,727)	(15,897,467)
Gross profit	240,632	479,230
Operating expenses:
(Allowance) reversal of allowance for credit losses	(33,151,699)	7,511,234
Impairment loss for advances to suppliers	(14,341,141)	(125,639)
Selling expenses	(23,889)	-
General and administrative expenses	(802,018)	(1,575,682)
Research and development expenses	-	(2,102)
Total operating expenses	(48,318,747)	5,807,811

(Loss) income from operations	(48,078,115)	6,287,041

Other (expenses) income:
Interest expense	(814,928)	(279,489)
Amortization of debt issuance costs	(70,982)	-
Share of associate's loss	(610,336)
Interest income	28,374	61,170
Gain on disposal of subsidiaries	-	824,512
Other income (expenses)	2,450	35,342
Total other (expenses) income, net	(1,465,422)	641,535

(Loss) income before income taxes	(49,543,537)	6,928,576
Income tax expenses	-	(334)
Net (loss) income	(49,543,537)	6,928,242

Net (loss) income	(49,543,537)	6,928,242
Other comprehensive income (loss) :
Foreign currency translation gain (loss)	679,397	(4,779,435)
Comprehensive (loss) income	$(48,864,140)	$2,148,807

(Loss) earning per share
Basic	$(7.04)	$9.08
Diluted	$(7.04)	$6.39
Weighted average shares outstanding
Basic	7,042,247	510,256
Diluted	7,042,247	724,603

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	Ordinary Shares							Accumulated
	Class A		Class B		Additional			Other	Total
	Ordinary Shares		Ordinary Shares		Paid-in	Statutory	(Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Reserves	Deficits)	Loss	Equity
Balance as of September 30, 2024	272,490	$104,486,710	4,028	$4,231,055	$8,865,199	$14,990	$(16,741,427)	$(3,944,110)	$96,912,417
Issuance of ordinary shares for convertible notes redemption	443,430	2,760,000	-	-	-	-	-	-	2,760,000
Issuance of ordinary shares for warrants exercised	65,400	523,200	-	-	-	-	-	-	523,200
Net income for the period	-	-	-	-	-	-	6,928,242	-	6,928,242
Foreign currency translation loss	-	-	-	-	-	-	-	(4,779,435)	(4,779,435)
Balance as of March 31, 2025	781,320	$107,769,910	4,028	$4,231,055	$8,865,199	$14,990	$(9,813,185)	$(8,723,545)	$102,344,424

Balance as of September 30, 2025	4,988,337	$122,966,148	635,419	$5,683,255	$8,865,199	$11,404	$(27,879,848)	$(7,673,852)	$101,972,306
Issuance of ordinary shares for convertible notes redemption	3,775,091	3,010,270	-	-	-	-	-	-	3,010,270
Issuance of ordinary shares for acquisition	2,857,143	2,000,000	-	-	-	-	-	-	2,000,000
Net loss for the period	-	-	-	-	-	-	(49,543,537)	-	(49,543,537)
Foreign currency translation gain	-	-	-	-	-	-	-	679,397	679,397
Balance as of March 31, 2026	11,620,571	$127,976,418	635,419	$5,683,255	$8,865,199	$11,404	$(77,423,385)	$(6,994,455)	$58,118,436

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(49,543,537)	$6,928,242
Adjustments to reconcile net loss to net cash used in operating activities:
Reversal of credit loss allowance for accounts receivable	-	(7,504,925)
Impairment loss for advances to suppliers	14,341,141	125,639
Credit loss allowance for acquisition reversal receivable	33,151,699	-
Reversal of credit loss allowance for prepaid expenses and other current assets	-	(9,074)
Reversal of credit loss allowance for inventories	-	(297,183)
Depreciation expense	239,213	248,076
Amortization of operating lease right-of-use assets	30,860	56,367
Amortization of intangible assets and land use right	-	99,670
Depreciation of biological assets	-	464,696
Gain on disposal of subsidiaries	-	(824,512)
Share of net loss from equity investee	610,336	-
Amortization of debts issuance costs	70,982	-
Interest expenses	814,928	54,738
Changes in operating assets and liabilities:
Accounts receivable, net	(2,294,503)	(7,461,178)
Inventories, net	(1,077,920)	1,447,226
Advances to suppliers, net	2,394,149	4,765,300
Prepaid expenses and other current assets	(35,400)	126,553
Accounts payable	85,762	297,446
Taxes payable	18	2,497
Accrued expenses and other current liabilities	(24,519)	23,104
Net cash used in operating activities	(1,236,791)	(1,457,318)

Cash flows from investing activities:
Proceeds from disposal of subsidiaries, net of cash	-	(3,979)
Loan to a third party	(5,974,572)	(2,296,372)
Repayment from loan to a third party	6,102,196	-
Advances to a related party	(624,723)	-
Net cash used in investing activities	(497,099)	(2,300,351)

Cash flows from financing activities:
Proceeds from convertible notes	7,000,000	3,149,750
Proceeds from issuance of shares and warrants	-	523,200
Net cash provided by financing activities	7,000,000	3,672,950

Effect of exchange rate changes on cash	1,182	(1,157)

Net increase (decrease) in cash	5,267,292	(85,876)
Cash and restricted cash, beginning of period	390,706	317,323
Cash and restricted cash, end of period	$5,657,998	$231,447

Representing:
Cash, end of period	$130,474	$231,447
Restricted cash, end of period	5,527,524	-
Total cash and restricted cash, end of period	$5,657,998	$231,447

Supplemental disclosure of cash flow information:
Cash paid for income tax	-	$334
Cash paid for interest	-	-

Supplemental disclosure of non-cash information:
Issuance of shares for acquisition	$2,000,000	-
Issuance of ordinary shares for convertible notes redemption	$3,010,270	$2,760,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

Note 1 – Organization and nature of business

CN Energy Group. Inc. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy and its subsidiaries (collectively, the “Company”) manufacture and supply wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production.

The Company expanded its business operations in the United States by launching the operations of Pathenbot Group Inc. in October 2025. This subsidiary focuses on providing robotic solutions to small and medium-sized enterprises in the United States. Its primary products include logistics robots, food service robots, and industrial robots, among others. The services offered mainly include localized data storage, after-sales support, and product development, research, and sales.

On November 29, 2024, the Company incorporated a wholly owned subsidiary, Ewforest Group Limited (“Ewforest”), incorporated in the People’s Republic of China (“PRC”)’s special administration region of Hong Kong.

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

In January and February 2025, CN Energy conducted a reorganization of its wholly owned subsidiaries, Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Xinyue”) and Ningbo Nadoutong Trading Co., Ltd (“Ningbo Nadoutong”), under the holding of MZ Pintai Mining (Zhejiang) Co., Ltd (“MZ Pintai”). Ningbo Nadoutong has been deregistered.

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns 90% of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(i)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(ii)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(iii)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

F-7

Note 1 – Organization and nature of business (Continued)

On April 30, 2025, CN Energy and Ewforest (the “Purchaser”) closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from Ynong Group Limited (the “Seller”) in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022 and payment of $6,365,348 in cash, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, PGIF and the operating Indonesian entity, PWAN.

On April 24, 2025 the Dali City People’s Court issued a ruling, (the “Execution Order”), regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd., (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honghao by the Company back to Shenzhen. Shenzhen will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company.

On June 12, 2025, Pathenbot Group Inc. (“Pathenbot”) was incorporated under the laws of the State of California, the United States of America. CN Energy USA Inc. owns 100% of the equity interests in Pathenbot.

On July 2, 2025, Hangzhou Tanmulai Xin Activated Carbon Co., Ltd (“Tanmulai”) was incorporated under the laws of the PRC, Zhejiang New Material owns 100% of the equity interests in Tanmulai.

On October 22, 2025, CNEY Holdings, LLC was incorporated under the laws of the State of Utah, the United States of America.

On March 2, 2026, CNEY Canada Inc. was incorporated under the laws of Alberta, Canada.

On March 30, 2026, the Company and its wholly owned subsidiary, CNEY Canada Inc. (“AcquireCo”), entered into an Amended and Restated Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., an Alberta corporation (“Blessing Logistics”), and the sellers listed therein (collectively, the “Sellers”), which amends and restates the Share Purchase Agreement dated February 19, 2026, previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 20, 2026.

Pursuant to the Purchase Agreement, AcquireCo acquired all of the issued and outstanding shares of Blessing Logistics for aggregate consideration of US$2,000,000, payable solely through the issuance of 2,857,143 Class A ordinary shares of the Company at a price of US$0.70 per share, subject to adjustment based on the fair value of certain assets at closing.

The transaction closed on March 31, 2026, and Blessing Logistics is now a wholly owned subsidiary of AcquireCo. The Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions.

Details of the subsidiaries of CN Energy are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding company
MZ HK	December 6, 2018	Hong Kong, China	100%	Holding company
Ewforest	November 29, 2024	Hong Kong, China	100%	Holding company
CN Energy USA Inc.	March 31, 2022	Delaware, U.S.A	100%	Inactive
Pathenbot	June 12, 2025	California, U.S.A.	100%	Active
MZ Pintai	January 22, 2019	Zhejiang, China	100%	Holding company
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Produce and sell Activated Carbon
Zhoushan Xinyue	April 8, 2022	Zhejiang, China	100%	Trading
Tanmulai	July 2, 2025	Zhejiang, China	100%	Trading
CNEY Holdings LLC	October 22, 2025	Utah, U.S.A.	100%	Holding company
CNEY Canada Inc.	March 2, 2026	Alberta, Canada	100%	Holding company
Blessing Logistics Ltd.	May 11, 2015	Alberta, Canada	100%	Trading

F-8

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2025, 2024, and 2023. Operating results for the six months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending September 30, 2026.

F-9

Note 2 – Summary of significant accounting policies (Continued)

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of CN Energy and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods. In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, other receivable, loan to a third party, acquisition reversal receivable, due from a related party, allowance for credit losses, useful lives of intangible asset, property and equipment, and right-of-use assets, the recoverability of long-term investments, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. A change in accounting estimates shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimates shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

Accounts receivable

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected.

Inventories

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Other receivables, loan to a third party, and acquisition reversal receivable

Other receivables, loan to a third party, and acquisition reversal receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. The Company reviews its other receivable, loan to a third party, and acquisition reversal receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s payment history and current credit-worthiness, and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Long-term investments

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the consolidated financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the consolidated statements of income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments – Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

F-10

Note 2 – Summary of significant accounting policies (Continued)

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of March 31, 2026 and September 30, 2025, the Company had no impairment for long-term investments.

Intangible assets, net

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

The useful life of intangible assets has been assessed as follows:

Category	Useful Life
License	2 years

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments, which substantially extend the useful life of assets, are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in income from operations in the unaudited condensed consolidated statements of income (loss) and comprehensive income (loss) in income from operations.

F-11

Note 2 – Summary of significant accounting policies (Continued)

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2026 and September 30, 2025.

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management services, utilities and property taxes. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. As of March 31, 2026 and September 30, 2025, the Company did not have any impairment loss for its operating lease right-of-use assets.

F-12

Note 2 – Summary of significant accounting policies (Continued)

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
•

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

•

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions about what assumptions market participants would use in pricing the asset or liability based on the best available information.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented herein.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and restricted cash, accounts receivable, other receivable, loan to a third party, acquisition reversal receivable, due from a related party, other current assets, convertible notes, accounts payable, remaining acquisition consideration payable, due to related parties, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

Convertible notes

The Company accounts for convertible debt instruments in accordance with ASC 470-20 and ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under this guidance, the Company no longer separates the liability and equity components of convertible instruments that do not require bifurcation under ASC 815. Instead, the entire convertible instrument is accounted for as a single liability, unless the fair value option under ASC 825-10 is elected or an embedded conversion feature requires separate accounting as a derivative.

The Company first evaluates whether to elect the fair value option under ASC 825-10. If the fair value option is not elected, the Company assesses whether the embedded conversion feature requires bifurcation under ASC 815. If bifurcation is not required and the instrument is not issued with a substantial premium, the convertible debt is accounted for as a single liability instrument under the traditional convertible debt model. Any debt discount or premium is amortized over the expected term of the instrument using the effective interest method and recognized as additional non-cash interest expense.

F-13

Note 2 – Summary of significant accounting policies (Continued)

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company is mainly from the sale of activated carbon. For the sale of activated carbon, the Company recognizes revenue when title and risk of loss passes and the customer accepts the products, which occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between the Company and customers on a customer-by-customer basis.

The transaction price of activated carbon is determined based on fixed consideration in the Company’s customer contracts. In determining the transaction price, no significant financing components exist since the timing from when the Company invoices its customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying ASC 606 is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time.

There were no contract assets as of March 31, 2026 and September 30, 2025. For the six months ended March 31, 2026 and 2025, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

F-14

Note 2 – Summary of significant accounting policies (Continued)

 Revenue recognition (Continued)

The Company has elected the following practical expedients in applying ASC 606:

•

Unsatisfied Performance Obligations – for all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

•

Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

•

Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•

Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.

•	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $14,022 and nil for the six months ended March 31, 2026 and 2025, respectively.

Income taxes

CN Energy’s subsidiaries in the USA, PRC, Hong Kong and Canada are subject to the income tax laws of the USA, PRC, Hong Kong and Canada, respectively. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2026 and September 30, 2025. As of March 31, 2026, the tax returns for the calendar years ended December 31, 2020 through December 31, 2025 for the Company’s subsidiaries remain open for statutory examination by tax authorities.

F-15

Note 2 – Summary of significant accounting policies (Continued)

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, advances to suppliers, other receivables and loan to a third party. Substantially all of the Company’s cash is maintained with banks within the PRC. Cash maintained in banks within the PRC of less than RMB500,000 (approximately $70,000) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as elements of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The exchange rate in effect as of March 31, 2026 and September 30, 2025 was US$1 for RMB6.8980 and US$1 for RMB7.1190, respectively. The average exchange rate for the six months ended March 31, 2026, and 2025 was US$1 for RMB7.0061, and US$1 for RMB7.2306, respectively.

F-16

Note 2 – Summary of significant accounting policies (Continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income (loss) attributable to all classes of ordinary shareholders of the Company by the weighted average number of shares of all classes of ordinary shares outstanding during the applicable period, and is the same amount for the Company’s Class A ordinary shares and Class B ordinary shares. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible notes using the if-converted method and ordinary shares issuable upon the exercise of warrants using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings/(loss) per share are not reported separately for Class A or Class B ordinary shares as each class of shares has the same rights to undistributed and distributed earnings.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are located primarily in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Substantially all of the Company’s sales, purchases, and expense transactions are denominated in RMB, and majority of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of the PRC. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

F-17

Note 2 – Summary of significant accounting policies (Continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)，which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which revised current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

F-18

Note 2 – Summary of significant accounting policies (Continued)

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, has not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

F-19

Note 2 – Summary of significant accounting policies (Continued)

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrument-by-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

F-20

Note 2 – Summary of significant accounting policies (Continued)

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without redesignating the hedge.

F-21

Note 2 – Summary of significant accounting policies (Continued)

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. 5 Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting 3 periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. 12 Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s combined financial position, statements of operations, cash flows, and disclosures.

F-22

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Accounts receivable	$4,031,798	$1,650,231

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products are sold and delivered to customers. As of the date of filing, the Company collected approximately $2.3 million, or 58.3%, from the outstanding accounts receivable.

The movement of allowance for credit losses was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	-	$7,732,717
Reversal	-	(7,523,759)
Translation adjustments	-	(208,958)
Balance as of end of period	-	-

Note 4 – Inventory

Inventory consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Raw materials	$3,000,544	$3,640,861
Finished goods	1,845,784	-
Sub-total	4,846,328	3,640,861
Less: allowance for inventory	-	-
Total	$4,846,328	$3,640,861

The movement of allowance for inventory was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of year	-	$306,204
Reversal	-	(297,929)
Translation adjustments	-	(8,275)
Balance as of end of year	-	-

F-23

Note 5 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Advances for raw materials purchase	$19,701,633	$21,446,203
Less: allowance for credit losses	(14,565,884)	-
Advances to suppliers, net	$5,135,749	$21,446,203

The movement of allowance for credit losses was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	-	$1,912,362
Addition	14,341,141	-
Reversal	-	(1,860,686)
Translation adjustments	224,743	(51,676)
Balance as of end of period	$14,565,884	-

Note 6 – Other receivable

On September 25, 2024, the Company, through its wholly owned subsidiaries in China, Zhejiang CN Energy and Manzhouli CN Energy, entered into a Share Transfer Agreement with Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”). Pursuant to the Share Transfer Agreement, Zhejiang CN Energy agreed to transfer 90% of its equity in CN Energy Development and its subsidiaries (Khingan Forasen and Zhongxing Energy), and Manzhouli CN Energy agreed to transfer its 10% of equity in CN Energy Development to Shanghai Xinbaocheng Industrial Group Co., Ltd. (“Xinbaocheng”) for a total purchase price of RMB138,204,751 ($19,029,128), which shall be paid by Xinbaocheng in installments according to the schedules set forth in the Agreement. Consideration of RMB6,910,238 ($951,456) was received in September 2024 and RMB131,294,513 (equivalent to $19,033,707 and $18,442,831 as of March 31, 2026 and September 30, 2025, respectively) was outstanding.

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Other receivable	$19,033,707	$18,442,831
Less: allowance for credit losses	(19,033,707)	(18,442,831)
Other receivable, net	-	-

The movement of allowance for credit losses was as follows:

	For the Six	For the
	Months Ended	year ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	$18,442,831	-
Addition	-	18,203,745
Translation adjustments	590,876	239,086
Balance as of end of period	$19,033,707	$18,442,831

F-24

Note 7 – Loan to a third party

The Company signed a revolving loan agreement with a third party to lend a revolving loan up to a maximum amount of $6 million from October 1, 2025 to September 30, 2026 at an annual interest rate of 6.5% per annum. As of March 31, 2026, loan to a third party amounted to $4,621,949, the Company made estimation of the collectability and made nil allowance for credit losses.

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Loan to a third party	$4,621,949	$4,749,572
Less: allowance for credit losses	-	-
Loan to a third party, net	$4,621,949	$4,749,572

Note 8 – Acquisition reversal receivable

On April 24, 2025 the Dali City People’s Court issued a ruling regarding Yunnan Honghao Forestry Development Co., Ltd. (“Yunnan Honghao”), a wholly owned subsidiary of the Company. The ruling froze the assets of Shenzhen Xiangfeng Trading Co., Ltd., (“Shenzhen”), the original owner of Yunnan Honghao. The effect of the ruling rescinds the acquisition of Yunnan Honghao by the Company back to Shenzhen. Shenzhen will in turn return the cash payments made by the Company and the shares of the Company issued to Shenzhen in connection with the Equity Transfer Agreement (“Purchase Agreement”), dated September 30, 2022, back to the Company.

Prior to the filing of our Form 20-F for the fiscal year ended September 30, 2025, based on information available at that time, Shenzhen Xiangfeng Trading Co., Ltd. had represented to the Company that it had both the ability and willingness to repay the full $33.2 million. Accordingly, the Company estimated the full collectability and recorded a full gross receivable for this amount in our 2025 fiscal year financial statements.

Subsequent to January 30, 2026 (the filing date of our 2025 Form 20-F), and as of March 31, 2026, the Company learned that Shenzhen Xiangfeng Trading Co., Ltd. is currently a defendant in multiple pending litigations, and all of its bank accounts have been frozen pursuant to court orders. This new information, obtained after the filing of the 2025 Form 20-F, changes the original estimate regarding the recoverability of the $33.2 million receivable.

In accordance with ASC 250-10-45-17, a change in accounting estimate resulting from new information obtained after the issuance of prior-period financial statements shall be recognized in the period of change. Accordingly, the Company determined that this change in the estimate of the receivable’s collectability will be reflected in our future periodic filings.

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Acquisition reversal receivable	$33,151,699	$33,151,699
Less: allowance for credit losses	(33,151,699)	-
Acquisition reversal receivable, net	-	$33,151,699

The movement of allowance for credit losses was as follows:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance as of beginning of period	-	-
Addition	33,151,699	-
Balance as of end of period	$33,151,699	-

F-25

Note 9 – Long-term investments, net

On March 31, 2025 and April 23, 2025, CN Energy and Ewforest (the “Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“Ynong”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 4,500 shares of Ynong ordinary shares (the “Ynong Shares”), of which represents forty-five percent (45%) of the issued and outstanding Ynong ordinary shares to the Purchaser. Ynong directly owns 90% of the issued and outstanding equity of an Indonesian entity, PT Grand Indonesia Forestmates (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity, PT Wana Arga Nusantara (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the Ynong Shares will consist of the following:

(i)	$6,365,348 in cash payable by CN Energy to the Seller will be made as a post-closing payment;

(ii)

50,000,000 Class A ordinary shares, no par value per share, of CN Energy, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by CN Energy to the Seller on the Closing Date; and

(iii)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

Aforementioned, prepayment for acquisition was related to the Assigned Receivables of $24,548,022.

On April 30, 2025, the Company and its wholly owned subsidiary, Ewforest, closed a transaction (the “Closing”) involving the acquisition of 4,500 shares of Ynong from the Seller in exchange for, among other things, the issuance by the Company of 50,000,000 shares of its Class A ordinary shares (“Shares”) to the Seller and its designees (the “Designees”) and the assignment to the Seller of certain accounts receivable of the subsidiaries of the Company (the “Subsidiaries”) with an aggregate value of $24,548,022, pursuant to the Share Purchase Agreement dated as of March 31, 2025 (the “Original Purchase Agreement”), as amended by the Amendment to Share Purchase Agreement dated as of April 23, 2025 (the “Amendment” and, together with the Share Purchase Agreement, the “Purchase Agreement”), entered into between the Company, the Purchaser, the Seller, and Ynong, and pursuant to the side letters (the “Side Letters”) entered into between the Seller, an Indonesian entity (“PGIF”) and the operating Indonesian entity (“PWAN”).

In connection with the Closing, the following agreements were entered into and made effective as of April 30, 2025, the date of the Closing:

•

a shareholder agreement between the Company, the Purchaser, the Seller, Ynong, an Indonesian entity (“PGIF”), the operating Indonesian entity (“PWAN”), and the other shareholders of PGIF and PWAN, which governs, among other things, the composition of the board of directors, restriction on share transfers, preemptive rights and significant corporate actions of HoldCo, PGIF and PWAN, as applicable;

•

a voting agreement entered into between a holder of Class B ordinary shares of the Company and the Designees, in which the Designees granted the Class B holder the authority to vote the applicable Shares issued to them; and

•	an assignment agreement entered into between the Subsidiaries and the Seller in which the Subsidiaries assigned certain of its account receivables with an aggregate value of $24,548,022 to the Seller.

F-26

Note 9 – Long-term investments, net (Continued)

In addition, the Company will pay to the Seller a post-Closing payment of $6,365,348 in cash on or prior to June 30, 2025. Pursuant to the Purchase Agreement and Side Letters, PWAN will appoint an individual designated by the Company to serve on the board of directors of PWAN on or prior to June 30, 2025, pursuant to a director agreement to be entered into between the individual designated by the Company and PWAN.

The total consideration for the 4,500 shares of Ynong is $40,913,370, which consists of: (i) the Shares, which had an aggregate value of $10,000,000; (ii) the account receivables, which have an aggregate value of $24,548,022; and (iii) the cash payment of $6,365,348 to be paid by the Company to the Seller as a post-Closing obligation. As of September 30, 2025, the Company issued 50,000,000 Class A ordinary shares that had an aggregate value of $10,000,000, novated account receivables of $24,548,022, and paid $5,650,000 in cash to the Seller, the remaining acquisition consideration to be paid to the Seller was $715,348. In March 2026, the Company paid $624,723 to the Seller, the remaining acquisition consideration payable to the Seller was $90,625 as of March 31, 2026.

The investment was accounted for under the equity method in accordance with ASC 323. The Company recognized its proportionate share of Ynong’s net loss in the amount of $919,017 for the six months ended March 31, 2026 and $308,681 for the year ended September 30, 2025.

As of March 31, 2026 and September 30, 2025, long-term investment, net, consisted of the following:

	As of	As of
	March 31,	September 30,
Equity investment accounted for using the equity method	2026	2025
	(unaudited)	(audited)
Equity investment at cost	$40,913,370	$40,913,370
Accumulated losses from equity method investment	(919,017)	(308,681)
Long-term investments, net	$39,994,353	$40,604,689

For the six months ended March 31, 2026 and for the year ended September 30, 2025, the movement of equity investment accounted for using the equity method consisted of the following:

	For the Six	For the
	Months Ended	Year Ended
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Balance, beginning of the period	$40,604,689	-
Investment in Ynong International Group Limited	-	40,913,370
Loss from equity method investment	(610,336)	(308,681)
Balance, end of the period	$39,994,353	$40,604,689

Summarized or Separate Audited Financial Statements for Equity Method Investments

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine whether any equity-method investments are considered significant. Regulation S-X provides for the investment test, asset test and income test in determining significance. Rule 3-09 of Regulation S-X requires separate audited financial statements for any significant 50%-or-less-owned equity-method investee in an annual report if either the investment test or the income test exceeds 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information in an annual report if any of the applicable significance tests is met at the 10% threshold, either by an individual equity-method investee or in the aggregate by equity-method investees. For interim reporting, Rule 10-01(b)(1) requires summarized statements of comprehensive income information for each equity-method investee, or group of investees, for which separate individual or group financial statements would otherwise be required for annual periods. Such summarized information need not be provided for an equity-method investee that would not be required, pursuant to Rule 13a-13 or Rule 15d-13, to file quarterly financial information with the SEC if it were a registrant.

F-27

Note 9 – Long-term investments, net (Continued)

In addition to the SEC rules, ASC 323-10-50-3(c) requires disclosure of summarized financial information for equity-method investees that are material, individually or in the aggregate.

The Company’s equity method investment accounted in Ynong was significant as of and for the six months ended March 31, 2026. The aggregated summarized financial information of the investee is as follows:

Amount
(USD)
Total assets	$108,232,534
Total liabilities	$689,789
Total equity	$108,232,534
Total revenue	-
Total expenses	$(1,088,405)
Total net loss	$(1,088,405)

Total revenue is disclosed as $0 for the period from the April 30, 2025 acquisition closing date through March 31, 2026 for the following reasons:

•

The underlying operating entity PWAN, which holds the Indonesian forestry operating license, was in the pre-commercial operational startup phase immediately following the acquisition closing, and had not yet commenced its core commercial harvesting and sales activities as of the fiscal period end.

•	No qualifying contracts with customers that meet ASC 606 revenue recognition criteria were fulfilled during the post-closing period up to March 31, 2026.
•	This presentation does not defer any earned or recognizable revenue, and accurately reflects the investee's actual operating status during the period.

The summarized financials only present total expenses of $1,088,405 and a corresponding net loss, with no offsetting revenue, because:

•

During the post-closing pre-operational period, the investee incurred normal recurring startup and readiness costs, including administrative overhead, local regulatory compliance fees, forest management maintenance expenses, and professional service fees required to prepare PWAN for full commercial operations in subsequent periods.

•

All of these costs do not qualify for capitalization as long-term operating assets under applicable US GAAP and Indonesian local accounting standards, and were required to be expensed as incurred within the period.

•

This expense recognition directly aligns with the $610,336 and $308,681 proportionate share of net loss that the Company recognized in its consolidated income statement under the equity method of accounting for the six months ended March 31, 2026 and for the fiscal year ended September 30, 2025, respectively.

Equity method investment

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company evaluates its equity-method investments to determine whether any are significant. In evaluating the significance of its equity-method investments, the Company applies the investment, asset and income tests described in Rule 1-02(w) of Regulation S-X, as applicable. For purposes of Rule 3-09, separate audited financial statements are required for an equity-method investee if either the investment test or the income test exceeds 20%. For purposes of Rule 4-08(g), summarized financial information is required if any of the investment, asset or income tests exceeds 10%, individually or in the aggregate.

As of September 30, 2025, the Company’s investment in Ynong was determined to be a significant equity method investment, the investment in Ynong met the 20% significance threshold under the asset test as Ynong’s total assets represented more than 20% of the Company’s consolidated total assets, and met the 20% investment test as the carrying value of the investment in Ynong represented more than 20% of the Company’s consolidated total assets. Under the Rule 3-09, separate audited financial statements were required to be included in the Company’s annual report for the fiscal year ended September 30, 2025.

F-28

Note 10 – Intangible assets, net

The Company completed its acquisition of Blessing Logistics Ltd (“Blessing Logistics”) on March 31, 2026. Blessing Logistics has an export heavy crude oil license with expiry date as of December 31, 2027.

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Intangible asset	$1,998,421	-
Less: accumulated amortization	-	-
Intangible asset, net	$1,998,421	-

Amortization expense for the six months ended March 31, 2026, and 2025 amounted to nil, and nil, respectively.

Estimated future amortization expense is as follows:

Amortization
Twelve months ending September 30,	expense
Remainder of fiscal 2026	$666,140
Fiscal 2027	1,332,281
Total	$1,998,421

Note 11– Property and equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Machinery and equipment	$2,397,386	$2,322,963
Property and buildings	-	62,048
Vehicles	25,787	24,986
Subtotal	2,423,173	2,409,997
Less: accumulated depreciation	(1,758,719)	(1,530,751)
Property and equipment, net	$664,454	$879,246

Depreciation expense was $239,213, and $248,076 for the six months ended March 31, 2026, and 2025, respectively.

F-29

Note 12– Leases

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $62,633). At the lease commencement date, the Company prepaid the entire contractual 5-year rent balance of RMB 2,270,214 (equivalent to $358,120) in full. No future lease payment obligations remain outstanding under this arrangement, the corresponding initial operating lease liability was fully extinguished upon the prepayment, and the remaining carrying value of the related right-of-use asset on the consolidated balance sheets represents exclusively the unamortized prepaid lease cost component.

As of March 31, 2026 and September 30, 2025, the remaining average lease term was an average of 0.5 years and 1 year, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.8% per annum and 4.8% per annum, as of March 31, 2026 and September 30, 2025, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Right-of-use assets under operating leases	$32,524	$61,885

Operating lease liabilities, current	-	-
Operating lease liabilities, non-current	-	-
Total operating lease liabilities	-	-

Note 13 - Convertible note

Convertible Note No. 1

On April 4, 2025, CN Energy Group. Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

Upon the initial closing under the Purchase Agreement, on April 8, 2025, the Company issued to the Investor an initial Pre-Paid Purchase in the principal amount of $3,230,000, with an original issue discount (the “OID”) of $210,000 and a transaction expense amount of $20,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the annual rate of seven percent (7%). Additionally, the Company issued 1,597,444 (or 63,898 after accounted for the effect of the reverse share split) Class A Ordinary Shares to the Investor as a commitment fee.

F-30

Note 13 - Convertible note (Continued)

Convertible Note No. 2

On January 16, 2026, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Streeterville Capital, LLC, an institutional investor (“Streeterville”), pursuant to which Streeterville purchased from the Company a secured promissory note in the principal amount of $7,510,000 (the “Note”), which included an original issue discount of $490,000 (the “OID”) and reimbursement of Streeterville’s transaction expenses of $20,000, for gross proceeds to the Company of $7,000,000.

The Note bears interest at a rate of 7% per annum, was issued on January 16, 2026 (the “Issuance Date”) and matures 24 months after its Issuance Date. Beginning six months after Issuance Date, Streeterville may, from time to time, require the Company to redeem a portion of the Note, in an amount not to exceed $500,000 per month. Subject to the terms and conditions set forth in the Note, the Company may prepay all or any portion of the outstanding balance of the Note at any time by paying 105% of the outstanding balance elected to be prepaid.

The Note is secured by a collateral package that includes (i) a pledge of equity interests and (ii) cash collateral maintained by CNEY Holdings, LLC (“CNEY Holdings”), a wholly owned subsidiary of the Company, in a restricted deposit account pursuant to the Note Purchase Agreement, consisting of $6.0 million of the net proceeds of the Note and subject to a minimum balance equal to the lesser of $6.0 million and 85% of the then-outstanding balance of the Note.

The Note Purchase Agreement and the Note contain customary representations and warranties, affirmative and restrictive covenants, and events of default, including if the Company undertakes a fundamental transaction (including consolidations, mergers, and certain changes in control of the Company), without Streeterville’s prior written consent, subject to certain exceptions as provided in the Note. As described in the Note, upon the occurrence of certain events of default, the outstanding balance of the Note will become automatically due and payable. Additionally, upon an event of default described in the Note, the interest rate on the outstanding balance automatically increases to the lesser of 18% or the maximum rate permitted by law.

The Note Purchase Agreement provides for indemnification of Streeterville and its affiliates in the event that they incur loss or damage related to, among other things, a breach by the Company of any of its representations, warranties or covenants under the Note Purchase Agreement.

In connection with the Note Purchase Agreement, on January 16, 2026, the Company also entered into a Pledge Agreement (the “Pledge Agreement”) with Streeterville pursuant to which the Company pledged to Streeterville 100% of the membership interests it owns in CNEY Holdings. The pledge secures all of the Company’s obligations under the Note and related transaction documents and grants Streeterville a first-priority security interest in the pledge equity, together with any proceeds, distributions or other rights relating thereto. Upon the occurrence and continuance of an event of default under the Note, Streeterville is entitled to exercise customary secured party remedies with respect to the pledged equity, subject to applicable notice and cure provisions.

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Convertible Note No 1	$493,064	$3,432,353
Convertible Note No 2	7,510,000
	$8,003,064	$3,432,353

For the six months ended March 31, 2026 and 2025, 3,775,091 and 443,430 Class A Ordinary Shares were issued for the redemption of approximately $3.01 million and approximately $2.76 million convertible note, and interest expenses were $814,928 and $54,738, respectively.

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Note 14 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Payroll payable	$379,015	$316,076
Interest payable	303,537	113,295
Accrued expenses	34,504	5,554
Accrued expenses and other current liabilities	$717,056	$434,925

Note 15 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing working capital for the Company
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company

Due to a related party

As of March 31, 2026 and September 30, 2025, the Company owed Yefang Zhang $611,327 and $611,327 (of which $311,150 was a loan from Yefang Zhang and $300,177 was payment of expenses on behalf of the Company), respectively. The balance of due to a related party is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB432,043 (equivalent of $62,688).

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Note 16– Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The Company had an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value.

Public offering, warrants, and pre-funded warrants

On January 30, 2023, CN Energy entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which CN Energy agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 10,396,974 units, each consisting of one Class A ordinary share, no par value (collectively, the “Class A ordinary shares”) and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 per share (collectively, the “warrants”), at an offering price of $0.55 per unit; and (ii) 7,786,300 units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share (collectively, the “Pre-funded Warrants”), and one warrant, at an offering price of $0.5499 per unit (together with the Class A ordinary shares and the warrants, the “Offered Securities”), to those purchasers whose purchase of Class A ordinary shares in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of CN Energy’s outstanding ordinary shares immediately following the consummation of the Offering. The components of the units were issued separately and are immediately separable upon issuance. The Company received approximately $7.8 million in net proceeds from the Offering, after deducting underwriting discounts and other related offering expenses. In connection with the Offering, 10,396,974 Class A ordinary shares were issued, 4,672,700 Pre-funded Warrants were exercised upon issuance which resulted in a total issuance of 15,069,674 Class A ordinary shares and 3,112,046 Pre-funded Warrants were exercised for 3,112,046 Class A ordinary shares in September 2023.

The Pre-funded Warrants are exercisable immediately (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-funded Warrants are exercised in full. The warrants are exercisable immediately and expire five years, i.e. January 29, 2028, after their issuance date on January 30, 2023.

As a result of reverse share split on January 18, 2024, the exercise price was adjusted from $0.55 per share to $1.4529 per share and the warrants were adjusted from 18,183,274 warrants to 6,883,337 warrants. As a result of reverse share split on May 19, 2025, the exercise price was adjusted from $1.4529 per share to $2.6584 per share and the warrants were adjusted from 6,883,337 warrants to 3,012,094 warrants.

For the six months ended March 31, 2026 and 2025, nil and 65,400 warrants were exercised. As of March 31, 2026 and September 30, 2025, 3,012,094 and 3,012,094 warrants and 1,554 and 1,554 pre-funded warrants were outstanding, respectively.

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Note 16– Shareholders’ equity (Continued)

Issuance of shares for repayment of convertible note

Convertible Note No. 1

On April 4, 2025, CN Energy Group. Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

Upon the initial closing under the Purchase Agreement, on April 8, 2025, the Company issued to the Investor an initial Pre-Paid Purchase in the principal amount of $3,230,000, with an original issue discount (the “OID”) of $210,000 and a transaction expense amount of $20,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be seven percent (7%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the annual rate of seven percent (7%). Additionally, the Company issued 1,597,444 (or 63,898 after accounted for the effect of the reverse share split) Class A Ordinary Shares to the Investor as a commitment fee.

Convertible Note No. 2

On January 16, 2026, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Streeterville Capital, LLC, an institutional investor (“Streeterville”), pursuant to which Streeterville purchased from the Company a secured promissory note in the principal amount of $7,510,000 (the “Note”), which included an original issue discount of $490,000 (the “OID”) and reimbursement of Streeterville’s transaction expenses of $20,000, for gross proceeds to the Company of $7,000,000.

The Note bears interest at a rate of 7% per annum, was issued on January 16, 2026 (the “Issuance Date”) and matures 24 months after its Issuance Date. Beginning six months after Issuance Date, Streeterville may, from time to time, require the Company to redeem a portion of the Note, in an amount not to exceed $500,000 per month. Subject to the terms and conditions set forth in the Note, the Company may prepay all or any portion of the outstanding balance of the Note at any time by paying 105% of the outstanding balance elected to be prepaid.

The Note is secured by a collateral package that includes (i) a pledge of equity interests and (ii) cash collateral maintained by CNEY Holdings, LLC (“CNEY Holdings”), a wholly owned subsidiary of the Company, in a restricted deposit account pursuant to the Note Purchase Agreement, consisting of $6.0 million of the net proceeds of the Note and subject to a minimum balance equal to the lesser of $6.0 million and 85% of the then-outstanding balance of the Note.

The Note Purchase Agreement and the Note contain customary representations and warranties, affirmative and restrictive covenants, and events of default, including if the Company undertakes a fundamental transaction (including consolidations, mergers, and certain changes in control of the Company), without Streeterville’s prior written consent, subject to certain exceptions as provided in the Note. As described in the Note, upon the occurrence of certain events of default, the outstanding balance of the Note will become automatically due and payable. Additionally, upon an event of default described in the Note, the interest rate on the outstanding balance automatically increases to the lesser of 18% or the maximum rate permitted by law.

The Note Purchase Agreement provides for indemnification of Streeterville and its affiliates in the event that they incur loss or damage related to, among other things, a breach by the Company of any of its representations, warranties or covenants under the Note Purchase Agreement.

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Note 16– Shareholders’ equity (Continued)

In connection with the Note Purchase Agreement, on January 16, 2026, the Company also entered into a Pledge Agreement (the “Pledge Agreement”) with Streeterville pursuant to which the Company pledged to Streeterville 100% of the membership interests it owns in CNEY Holdings. The pledge secures all of the Company’s obligations under the Note and related transaction documents and grants Streeterville a first-priority security interest in the pledge equity, together with any proceeds, distributions or other rights relating thereto. Upon the occurrence and continuance of an event of default under the Note, Streeterville is entitled to exercise customary secured party remedies with respect to the pledged equity, subject to applicable notice and cure provisions.

For the six months ended March 31, 2026 and 2025, 3,775,091 and 443,430 Class A Ordinary Shares were issued for the redemption of approximately $3.01 million and approximately $2.76 million convertible note, and interest expenses were $814,928 and $54,738, respectively.

Issuance of ordinary shares for acquisition

On March 30, 2026, the Company and its wholly owned subsidiary, CNEY Canada Inc. (“AcquireCo”), entered into an Amended and Restated Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., an Alberta corporation (“Blessing Logistics”), and the sellers listed therein (collectively, the “Sellers”), which amends and restates the Share Purchase Agreement dated February 19, 2026, previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 20, 2026.

Pursuant to the Purchase Agreement, AcquireCo acquired all of the issued and outstanding shares of Blessing Logistics for aggregate consideration of US$2,000,000, payable solely through the issuance of 2,857,143 Class A ordinary shares of the Company at a price of US$0.70 per share, subject to adjustment based on the fair value of certain assets at closing. The shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended, and are subject to customary transfer restrictions, including a six-month lock-up.

Statutory reserves and restricted net assets

CN Energy’s ability to pay dividends primarily depends on CN Energy receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by CN Energy’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of CN Energy’s subsidiaries.

CN Energy’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. CN Energy’s PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves, together with paid in capital of CN Energy’s PRC subsidiaries, are not distributable as cash dividends. As of March 31, 2026 and September 30, 2025, the balance of the required statutory reserves was $11,404 and $11,404, respectively.

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Note 17 – Concentration of major customers and suppliers

For the six months ended March 31, 2026, two major customers accounted for approximately 44%, and 16% of the Company’s total sales, respectively. For the six months ended March 31, 2025, two major customers accounted for approximately 59%, and 10% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2026, one major customer accounted for 81% of the Company’s accounts receivable balance. As of September 30, 2025, three major customers accounted for 51%, 27%, and 14% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2026, two major suppliers accounted for approximately 18% and 14% of the total purchases, respectively. For the six months ended March 31, 2025, two major suppliers accounted for approximately 36% and 15% of the total purchases, respectively.

As of March 31, 2026, two suppliers accounted for approximately 58% and 17% of the Company’s advance to suppliers balance, respectively. As of September 30, 2025, three suppliers accounted for approximately 51%, 15%, and 12% of the Company’s advance to suppliers balance, respectively.

Note 18– Commitments and contingencies

(a) Capital expenditure commitments

As of March 31, 2026, the Company does not have any capital expenditure commitment.

(b) Contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The Company’s PRC subsidiaries have not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day, starting from the date of underpayment, and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

Note 19– Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which discrete financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of allocating resources to the component and evaluating its performance. The Company applies the authoritative "management approach" specified under ASC 280, which bases the identification of reportable segments on the internal organizational structure and routine reporting package used by the CODM to make core operational decisions.

The Company has determined its Chief Executive Officer is the designated CODM. The Chief Executive Officer, together with the senior management team, evaluates the Company’s operating performance and allocates internal resources primarily using discrete revenue and gross profit metrics tracked for each distinct product and service line.

Based on this assessment, the Company has identified two reportable operating segments as defined by ASC 280:

1. Activated carbon

2. Robotics solutions

Performance is measured using segment revenue and gross profit, as these metrics are included in internal management reports reviewed by the CODM and are deemed most relevant for evaluating segment activity and results.

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Note 19– Segment reporting (Continued)

The following tables present summary information by segments for the six months ended March 31, 2026 and 2025, respectively:

	For the Six Months Ended March 31, 2026
	Activated carbon	Robotics solutions	Combined
	USD	USD	USD
Revenues	$17,612,770	$107,589	$17,720,359
Cost of revenues	(17,415,537)	(59,512)	(17,475,049)
Gross profit	$197,233	$48,077	245,310
Selling, general and administrative expenses			(48,318,747)
Total other expenses, net			(1,465,422)
Loss before income taxes			(49,538,859)
Income tax expenses			-
Net loss			$(49,538,859)

	For the Six Months Ended March 31, 2025
	Activated carbon	Robotics solutions	Combined
	USD	USD	USD
Revenue	$16,376,697	-	$16,376,697
Cost of revenue	(15,897,467)	-	(15,897,467)
Gross profit	$479,230	-	479,230
Selling, general and administrative expenses			5,807,811
Total other income, net			641,535
Income before income taxes			6,928,576
Income tax expenses			(334)
Net income			$6,928,242

Segment revenues by countries are as follows:

	For the six months ended March 31, 2026
	Activated carbon	Robotics solutions
PRC	$17,612,770	-
United States of America	-	$107,589

	For the six months ended March 31, 2025
	Activated carbon	Robotics solutions
PRC	$16,376,697	-
United States of America	-	-

Long-lived assets by countries are as follows:

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
Indonesia	$39,994,353	$40,604,689
United States of America	$1,998,421	-
PRC	$696,978	$941,131

F-37

Note 20 – Business combination

On March 31, 2026, the Company completed its 100% equity acquisition of Blessing Logistics Ltd (“Blessing Logistics”). This transaction was executed to secure a critical operating authorization that supports the Company’s planned expansion into cross-border heavy crude oil logistics services. The operating results of Blessing Logistics have been included in the Company’s consolidated financial statements prospectively from the March 31, 2026 effective acquisition date.

The Company finalized the full acquisition-date fair value valuation in accordance with ASC 805 Business Combinations as of the March 31, 2026 closing date. Blessing Logistics operates exclusively as a specialized licensed service entity, with no material owned tangible long-lived assets, operating capital, financial assets or contingent liabilities assumed by the Company at closing. As a result, the only separate identifiable asset acquired is the transferable export heavy crude oil license, with a finalized acquisition-date fair value of $2,000,000.

Total consideration transferred for the acquisition consisted entirely of newly issued ordinary shares of the Company, measured at the closing market price of the Company’s common stock on the acquisition date for a total fair value of $2,000,000. The fair value of total consideration exactly equaled the fair value of net identifiable assets acquired, resulting in no residual goodwill balance, and no recognition of a bargain purchase gain in connection with this transaction.

The final purchase price allocation as of the March 31, 2026 acquisition date is summarized in the table below:

Acquisition Date Fair Value Allocation	Amount
Identified intangible asset (export heavy crude oil license)	$1,998,417
Total fair value of net identifiable assets acquired	$2,000,000
Total purchase consideration (common shares issued)	$2,000,000
Goodwill recognized on acquisition	-

Intangible Asset Amortization Disclosure

The acquired export heavy crude oil license intangible asset has been assigned a finite estimated useful life of 2 years, aligned with the remaining valid term of the operating authorization. The license will be amortized on a straight-line basis over this 2-year period, with annual amortization expense of approximately $1,000,000 for each of the next two full fiscal years. No amortization expense has been recognized in the six months ended March 31, 2026, as the license was acquired at the very end of the reporting period and placed into service on April 1, 2026. No residual value has been assigned to this intangible asset.

Unaudited Pro Forma Supplemental Information

The following unaudited pro forma supplemental financial information presents the combined revenues and net (loss) income of the Company and Blessing Logistics Ltd. for the six months ended March 31, 2026 and 2025 as if the acquisition had occurred on October 1, 2024, the beginning of the fiscal year preceding the fiscal year in which the acquisition occurred.

(Unaudited, in U.S. dollars)

	Six months ended March 31, 2026	Six months ended March 31, 2025
Pro forma revenues	$17,720,359	$16,376,697
Pro forma net (loss) income	$(50,050,693)	$6,434,545

The unaudited pro forma supplemental financial information combines the historical results of the Company and Blessing Logistics Ltd. and reflects adjustments directly attributable to the acquisition. The pro forma adjustments consist of the recognition of the amortization expense for the acquired export heavy crude oil license intangible asset as if the acquisition had occurred on October 1, 2024, together with the elimination of all intercompany transactions between the two entities for the periods presented. All adjustments are non-recurring in nature and directly tied to the consummation of the Blessing Logistics acquisition, with no recurring operating impacts unrelated to the transaction.

No material nonrecurring pro forma adjustments directly attributable to the acquisition have been included in the pro forma amounts presented above. No transaction-related costs, bargain purchase adjustments or fair value remeasurement charges impacted the pro forma results for the periods disclosed.

The unaudited pro forma supplemental financial information is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition occurred on the assumed date or of results that may be achieved in future periods. The information does not reflect anticipated synergies or cost savings from the acquisition.

Note 21 – Subsequent events

Management has evaluated all subsequent events occurring after March 31, 2026, the date of the consolidated balance sheet, through the date these consolidated financial statements were issued in September 2026. Based on this evaluation, no events or transactions have occurred during this subsequent event period that would require accrual recognition in the consolidated financial statements or additional disclosure in the accompanying notes.

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